

April 28, 2014

Via E-mail
Todd A. Brooks
President and Chief Executive Officer
ZaZa Energy Corporation
1301 McKinney Street, Suite 2850
Houston, TX 77010

> **Re:** **ZaZa Energy Corporation**
> **Post-Effective Amendment No. 8 to Form S-1**
> **Filed April 11, 2014**
> **File No. 333-184036**

Dear Mr. Brooks:

We have limited our review of your amendment to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Post-Effective Amendment No. 8 to Form S-1

Incorporation by Reference, page 1

1.   We note that it appears that you are relying on General Instruction VII of Form S-1 to incorporate by reference information into your registration statement, and that you have incorporated by reference your annual report on Form 10-K for the fiscal year ended December 31, 2013. However, we also note that you have not incorporated by reference all reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act since the end of such fiscal year, and have not incorporated by reference your definitive proxy statement filed on April 17, 2014. Please revise your registration statement to incorporate such filings by reference. Refer to Item 12(a)(2) of Form S-1.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, before we can declare the amended registration statement effective, the company should provide us with a letter, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Caroline Kim at (202) 551-3878 or Laura Nicholson at (202) 551-3584 with any questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director